CONFIDENTIAL TREATMENT REQUESTED BY GSFI, INC.

January 31, 2006

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrownrowe.com

Matthew M. Rice

Direct Tel (312) 701-8834
Direct Fax (312) 706-8388

mrice@mayerbrownrowe.com

Mr. George F. Obsiek, Jr. Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re: GFSI, Inc. Form 10-K for Fiscal Year Ended July 2, 2005 Form 10-Q for Fiscal Quarter Ended October 1, 2005 Filed September 29, 2005 and November 10, 2005 File No. 333-24189

Dear Mr. Obsiek, Jr. :

This letter is in response to the Staff’s comment letter dated November 17, 2005 addressed to Robert M. Wolff, Chairman and Chief Executive Officer of GFSI, Inc. (“GFSI”), concerning the filings referenced above. On behalf of GFSI we advise you of the following responses by GFSI to the Staff’s comments. Numbered responses below correspond to the numbering in the Staff’s letter.

Please be advised that on January 3, 2006 the Company filed with the Commission Form 15 to deregister itself a voluntary filer and no longer files 1934 Act reports with the Commission.

The Company acknowledges that as a filer:

•	the Company was responsible for the adequacy and accuracy of the disclosure in its previous filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its previous filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[***] indicates that text has been omitted which is subject to a confidential treatment request. This text has been filed separately with the SEC.

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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

CONFIDENTIAL TREATMENT REQUESTED BY GSFI, INC.

Staff comment No. 1:

Please revise to disclose the information related to your sales returns and allowances in Schedule II – Valuation and Qualifying Accounts. Alternately, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

GFSI response:

The Company periodically estimates its need for returns, discounts and sales allowances to determine if an additional valuation allowance is needed. Historically the Company’s sales returns and allowance activity has been considered in its evaluation of the net carrying value of accounts receivable. A separate valuation allowance for sales returns and allowances has not been recorded.

Staff comment No. 2:

Based on your discussion of your sales divisions and subsidiaries in Item 1. Business, it appears that your Resort and Golf Divisions, Corporate Division, Licensed Apparel Division, Event 1 Subsidiary and GFSI Canada Company may represent separate operating segments as defined in paragraph 10 of SFAS 131. Please tell us if these divisions/subsidiaries each represent separate operating segments as defined in paragraph 10 of SFAS 131. If this is not the case, please advise and tell us in detail why not. If you agree these operations represent separate operating segments, please tell us how these operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. In this regard, we do not see how these operations are similar in terms of their method used to distribute your products. Please provide along with your response the revenues and gross margins for these divisions/subsidiaries for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations. If after reassessing the criteria in SFAS 131, you now believe that each operating segment represents a separate reportable segment, please revise your financial statements accordingly.

GFSI response:

[***]

Staff comment No. 3:

Item 15. Exhibits and Financial Statement Schedules, page 48. Please revise your Form 10-K to include your ratio of earnings to fixed charges. Refer to Items 601(12) and 503(d) of Regulations S-K.

[***] indicates that text has been omitted which is subject to a confidential treatment request. This text has been filed separately with the SEC.

CONFIDENTIAL TREATMENT REQUESTED BY GSFI, INC.

GFSI response:

The Company believes that the ratio of earnings to fixed charges is only required in the context of debt registrations or 1933 Act filings. Since the Company is not registering debt nor incorporating its Form 10-K into a 1933 Act filing, the Company does not believe presentation of its earnings to fixed charge ratio is required.

If you have any questions regarding any of the forgoing, or if you require any additional information, please call me at (312) 701-8834.

Sincerely,

/s/ Matthew M. Rice

Matthew M. Rice

cc:	Robert M. Wolff

J. Craig Peterson

David A. Scott

Philip J. Niehoff

[***] indicates that text has been omitted which is subject to a confidential treatment request. This text has been filed separately with the SEC.